SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                 Under the Securities Exchange Act of 1934


                           CORECOMM HOLDCO, INC.
                      -------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
                 -----------------------------------------
                       (Title of Class of Securities)


                                 21869T102
                  ---------------------------------------
                               (CUSIP Number)


                             Ralph H. Booth, II
                           Booth American Company
                      333 West Fort Street, 12th Floor
                          Detroit, Michigan 48226
                               (313) 202-3360
           ------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                July 1, 2002
                        ----------------------------
           (Date of Event Which RequiresFiling of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].


    CUSIP No. 21869T102                           13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ralph H. Booth, II
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |x|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES                 6,240,000
      BENEFICIALLY       ------------------------------------------------------
        OWNED BY         8      SHARED VOTING POWER
          EACH                  None
       REPORTING         ------------------------------------------------------
         PERSON          9      SOLE DISPOSITIVE POWER
          WITH                  6,240,000
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                None
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,240,000 (1)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                            |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.8%(2)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

(1) Includes 6,240,000 shares held by Booth American Company.

(2) Based upon 30,000,054 shares of Common Stock issued and outstanding, as reported by the Company in amendment no. 2 to its registration statement on Form S-4, filed with the Securities and Exchange Commission on May 15, 2002.



CUSIP No. 21869T102                     13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Booth American Company / EIN 38-0826060
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |x|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Michigan
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES                 6,240,000
      BENEFICIALLY       ------------------------------------------------------
        OWNED BY         8      SHARED VOTING POWER
          EACH                  None
       REPORTING         ------------------------------------------------------
         PERSON          9      SOLE DISPOSITIVE POWER
          WITH                  6,240,000
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                None
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,240,000
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                           |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.8%(2)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------



Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of CoreComm Holdco, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 50 Monument Road, Bala Cynwyd, Pennsylvania, 19004 and 110 East 59th Street, 26th Floor, New York, New York, 10022.

Item 2.  Identity and Background.

         (a)      Ralph H. Booth, II
                  Booth American Company.

         (b)      333 West Fort Street, 12th Floor
                  Detroit, Michigan 48226.

         (c)      Chairman and Chief Executive Officer
                  Booth American Company Communications
                  Investments 333 West Fort Street, 12th Floor
                  Detroit, Michigan 48226.

         (d)      None.

         (e)      None.

         (f)      United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to Limited's recapitalization plan, announced on October 31, 2001, Booth American Company received 2,080,000 shares of Common Stock. On April 12, 2002 the Board of Directors of the Company declared a 3-for-1 stock dividend with respect to shares of Common Stock.

Item 4.  Purpose of Transaction.

         None.

Item 5.  Interest in Securities of the Issuer.

         (a) Booth American Company beneficially owns 6,240,000 shares of Common Stock, which constitutes 20.8% of the issued and outstanding Common Stock. Ralph H. Booth, II beneficially owns 6,240,000* shares of Common Stock, which constitutes 20.8% of the issued and outstanding Common Stock. This calculation is based upon 30,000,054 shares of Common Stock issued and outstanding, as reported by the Company in amendment no. 2 to its registration statement on Form S-4, filed with the Securities and Exchange Commission on May 15, 2002.

         (b) Booth American Company has the sole power to vote and to dispose of 6,240,000 shares of Common Stock. Booth American Company does not share power to vote or to dispose of any shares of Common Stock. Ralph
H. Booth, II has the sole power to vote and to dispose of 6,240,000 shares of Common Stock. Ralph H. Booth, II does not share power to vote or to dispose of any shares of Common Stock.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Booth American Company or Ralph H. Booth, II during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

-------------------
*        Includes shares beneficially owned by Booth American Company.
         Ralph H. Booth, II is a shareholder of Booth American Company and has sole investment and voting control over such shares.


                                 SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  July 9, 2002


                                       /s/ Ralph H. Booth, II
                                       --------------------------------
                                       Ralph H. Booth, II


                                       BOOTH AMERICAN COMPANY


                                       By: /s/ Ralph H. Booth, II
                                          -----------------------------
                                          Ralph H. Booth, II
                                          Chairman and Chief Executive Officer